FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 30 June 2014
Exhibit No. 2	Notification of Major Interest in Shares dated 02 July 2014
Exhibit No. 3	Additional Listing dated 02 July 2014
Exhibit No. 4	Director/PDMR Shareholding dated 08 July 2014
Exhibit No. 5	Form 8.3 - [Tamar European Industrial Fund Ltd] dated 11 July 2014
Exhibit No. 6	Preliminary Interim Results 2014 dated 25 July 2014
Exhibit No. 7	Form 8.3 - Balfour Beatty plc dated 28 July 2014
Exhibit No. 8	Form 8.3 - Balfour Beatty plc dated 29 July 2014
Exhibit No. 9	Form 8.3 - Balfour Beatty dated 30 July 2014

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 June 2014:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30-June-14
Ordinary shares of £1	6,299,664,531	4	25,198,658,124
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,300,564,531		25,202,258,124

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	The Royal Bank of Scotland Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	x
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Solicitor for the affairs of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	30 June 2014
6. Date on which issuer notified:	02 July 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	Crossed percentage threshold of 63%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B7T77214	3,964,483,519	15,857,934,076	3,964,483,519	15,857,934,076		62.92%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Series 1 class B shares	£5.00 (subject to adjustment)	-	Anytime	Up to 20,400,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 44.7%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
36,257,934,076				79.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UKFI Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Nike Kojakovic, UKFI
15. Contact telephone number:	+44 (0)207 070 5942

Exhibit No. 3

The Royal Bank of Scotland Group plc
Additional Listing

2 July 2014

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the Financial Conduct Authority for a block listing of 60,000,000 ordinary shares of 100 pence each to be admitted to the Official List. It is anticipated that the shares will be admitted on 4 July 2014.

The shares will be allotted pursuant to the Company's obligations under the RBS 2014 Employee Share Plan.

Participants in this employee share plan have or will become entitled to the new shares following the exercise of share options or allocation of share awards.

The shares will rank equally with the existing ordinary shares of the Company.

For further information contact:-
Group Media Relations - +44 (0)131 523 4205

Exhibit No. 4

The Royal Bank of Scotland Group plc (the "Company")
8 July 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS
IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

The Company was notified on 7 July 2014 that the Trustee of The Royal Bank of Scotland plc BAYE and Profit Sharing Account purchased ordinary shares of £1 in the Company ("Shares") on that date on behalf of the PDMR named below as a participant in The Royal Bank of Scotland Group plc Share Incentive Plan.

PDMR	No. of Shares purchased	Purchase price
Christopher Sullivan	38	£3.33

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 5

FORM 8.3

PUBLIC ~~OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose ~~positions~~/dealings are being disclosed:	The Royal Bank of Scotland Group Plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of ~~offeror~~/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Tamar European Industrial Fund Ltd
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date ~~position held~~/dealing undertaken:	10/07/2014
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary NPV shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	2,259,716	1.61	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	2,259,716	1.61	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(a) Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a) Purchases and sales

Class of relevant security	~~Purchase~~/sale	Number of securities	Price per unit
Ordinary NPV	Sale	4,500	0.3775

(a) Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)         Options transactions in respect of existing securities

(a) Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(a) Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(a) Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	11 July 2014
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Exhibit No. 6

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2013 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Forward-looking statements
This release contains 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', ''Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions or by the forward looking nature of discussions of strategy, plans, targets and intentions. . These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The forward-looking statements contained in this release speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

H1 2014 Preliminary interim results

25 July 2014

The Royal Bank of Scotland Group plc ("RBS") is today issuing an update in respect of its financial results for the six months ended 30 June 2014. The interim results processes are in progress and the financial results are subject to finalisation and approval by the Board.  RBS will announce its 2014 Half Year Results on 1 August 2014.

RBS results for H1 2014 are expected to reflect better than anticipated operating performance, driven by more favourable credit conditions and good results from RBS Capital Resolution, with a consequential beneficial impact on capital ratios.  Profit before tax is expected to be £2,652 million for H1 2014, up from £1,374 million in H1 2013, with operating profit(1) at £2,601 million, up from £708 million in H1 2013.

"The results we are posting today show the steady progress we are making as we take the steps to be a much simpler, smaller and fairer bank. These results show that underneath all the noise and huge restructuring of recent years, RBS is a fundamentally stronger bank that can deliver good results for customers and shareholders."

"There is progress on all of our key priorities - capital is stronger, costs are lower and customer activity is gradually improving - although we have only just started with our programme to make it easier for customers to do more business with us."

"But let me sound a note of caution. We are actively managing down a slate of significant legacy issues.  This includes significant conduct and litigation issues that will likely hit our profits going forward. I am pleased we have had two good quarters, but no one should get ahead of themselves here - there are bumps in the road ahead of us."

"Today's results are pleasing but no one at this bank is complacent about the challenges ahead."

Ross McEwan, Chief Executive

H1 2014 Preliminary interim results

Key points

H1 2014 performance

●
Operating performance in the first half of 2014 was good, with all customer-facing businesses reporting improved operating profits compared with H1 2013. Operating profit(1) of £2,601 million included £514 million of restructuring costs (compared with £271 million in H1 2013) and £250 million of litigation and conduct costs, with £150 million added to provisions for Payment Protection Insurance and £100 million to interest rate swap redress provisions.

●	Operating profit(1), excluding restructuring and litigation and conduct costs ('adjusted operating profit'), improved to £3,365 million, compared with £1,599 million in H1 2013.

●
Total income declined 6% to £9,978 million. Growth of 3% in Personal & Business Banking (PBB) and 2% in Commercial & Private Banking (CPB) was more than offset by lower income, down 10%, in Corporate & Institutional Banking (CIB), reflecting its smaller balance sheet and reduced risk profile. Net interest margin improved to 2.17%, up 20 basis points compared with H1 2013, with continuing benefits from deposit repricing in PBB and CPB outweighing modest erosion of asset margins.

●
Total expenses were 8% lower at £7,108 million, including £514 million of restructuring costs and £250 million of litigation and conduct costs. Operating expenses, excluding restructuring and litigation and conduct costs ('adjusted operating expenses'), were down 8% to £6,344 million. Overall headcount has fallen by 8,000 over the past 12 months.

●
Impairment losses declined by £1,881 million to £269 million. All core businesses showed significant reductions in impairment losses as UK and Irish credit conditions continued to improve. In RBS Capital Resolution (RCR) there was a net write-back of provisions, reflecting disposals at favourable prices. At 30 June 2014, risk elements in lending represented 8.3% of gross loans to customers, compared with 9.4% at 31 December 2013.

●
Profit before tax was £2,652 million compared with £1,374 million in the first half of 2013, including a gain of £191 million from the sale of the remaining interest in Direct Line Insurance Group in Q1 2014 and a write-down of goodwill of £130 million in Q2 2014. Own credit adjustment was a charge of £51 million compared with a credit of £376 million in H1 2013 which also included a gain of £191 million on redemption of own debt compared with £20 million in H1 2014.

●	The tax charge was £733 million, representing 27.6% of profit before tax, and included a £76 million write-off of deferred tax assets.

●
The Common Equity Tier 1 capital ratio strengthened to 10.1% from 8.6% at the end of 2013, principally driven by reductions in risk-weighted assets in CIB and RCR and the retained profit for the period. RBS remains on track to achieve its medium-term capital targets.

●
After charging the initial £320 million Dividend Access Share retirement dividend, profit attributable to ordinary and B shareholders was £1,425 million. Tangible net asset value per ordinary and B share was 376p at 30 June 2014 compared with 363p at the end of 2013.

Q2 2014 performance

●
Operating profit(1) in Q2 2014 was £1,318 million, compared with £174 million in Q2 2013 and £1,283 million in Q1 2014. Restructuring costs totalled £385 million and litigation and conduct costs £250 million. Adjusted operating profit rose to £1,953 million, compared with £893 million in Q2 2013 and £1,412 million in Q1 2014.

●
Total income was 10% lower than in Q2 2013 at £4,925 million, with a 4% improvement in UK PBB more than offset by the 13% reduction in CIB, reflecting its smaller balance sheet and lower risk levels. Within CIB, Rates, Currencies and Credit income was £765 million, down 10% from Q2 2013 and 25% from Q1 2014. Citizens Financial Group benefited from a net gain of $283 million on the sale of its Illinois branch network.

H1 2014 Preliminary interim results

Key points (continued)

Q2 2014 performance (continued)

●	Adjusted operating expenses were £3,065 million, down 11% from Q2 2013 and 7% from Q1 2014.

●
Impairments amounted to a net release of £93 million compared with losses of £1,117 million in Q2 2013 and £362 million in Q1 2014, benefiting from improvements in bad debt flows and latent provision releases totalling £258 million.

●
Profit before tax totalled £1,010 million, after a write-down of goodwill of £130 million and a charge of £190 million for own credit. Profit attributable to ordinary and B shareholders was £230 million.

Balance sheet and capital

●	Funded assets fell to £736 billion, down £107 billion from June 2013, principally driven by the reduction in CIB's balance sheet and the run-off of RCR and Non-Core assets.
○
In UK PBB gross new mortgage lending totalled £9.8 billion in H1 2014, a market share of 9.9%. Repayments remain high, with the low interest rate environment enabling higher levels of principal repayment.

○
In CPB Commercial Banking, loans and advances in the growable book increased to £64.9 billion, up £2 billion from the prior year, but this was offset by a £2.8 billion decline in the non-growable book, which comprises real estate finance, businesses in restructuring and excess single-name concentrations.

○ Overall SME applications were 11% higher in H1 2014 than in the prior year and gross new lending was up 31% at £5.0 billion.
●	Risk-weighted assets (RWAs) fell to £392 billion at the end of June 2014, down £22 billion from the end of March 2014.

●	The CET1 ratio was 10.1%(2) at the end of June 2014, up from 8.6% at the end of 2013 and 9.4% at the end of March 2014 reflecting the attributable profit for the period and lower RWAs.

●
The bank's liquid asset buffer was £138 billion at the end of June 2014, up slightly from the first quarter but down from £146 billion at the end of 2013, leaving ample headroom to accommodate lending growth in H2 2014.

RBS Capital Resolution

●	Over the course of H1 2014 RCR reduced funded assets by £8 billion, or 28%, to £21 billion. RWA equivalent(3) decreased by £21 billion, or 33%, to £44 billion.

●	Operating loss in H1 2014 was £48 million, with an operating profit of £66 million recorded in the second quarter of the year, driven by net impairment releases of £128 million.

●	The combined effect of the small operating loss and RWA equivalent reduction was net CET1 capital accretion of £2 billion.

Notes:

(1)
Operating profit before tax, own credit adjustments, gain on redemption of own debt, strategic disposals, write-down of goodwill and RFS Holdings minority interest ('operating profit'). Statutory operating profit before tax is expected to be £2,652 million for the half year ended 30 June 2014.

(2)
The CET1 ratio includes the benefit of the retained profit for the period. This is subject to approval by the Prudential Regulation Authority, which is expected to be obtained prior to the publication of the Interim Results on 1 August 2014.

(3)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier of 10.

H1 2014 Preliminary interim results

Performance measures(1)

	Measure	2013	H1 2014	Medium-term	Long-term

Efficiency	Cost:income ratio	95%	71%	~55%	~50%
	Adjusted cost:income ratio(2)	72%	64%
Returns	Return on tangible equity	Negative	7%	~9-11%	~12%+
Capital strength(3)	Common Equity Tier 1 ratio	8.6%	10.1%	≥12%	≥12%

Notes:

(1)	This table contains forecasts with significant contingencies. Please refer to 'Forward-looking statements'.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	CRR end-point basis.

H1 2014 Preliminary interim results

Outlook
These results reflect increasing economic confidence and improvements in asset values seen in RBS's core UK and Irish markets.  Economic growth is expected to continue, although the pace may moderate.

NIM is expected to remain close to H1 levels, with the majority of deposit re-pricing benefits having now taken place.

Income from the fixed income product suite is expected to be lower in the second half of 2014, reflecting both normal seasonal trends and the continuation of the bank's reduced balance sheet risk appetite.

RBS remains on track to deliver its target of £1 billion cost reductions in 2014. Restructuring costs are expected to be higher in the second half of 2014 as the pace of activity to reduce costs in later years picks up. A restructuring charge of around £1.5 billion is expected for 2014, with overall restructuring costs still expected to be around £5 billion over 2014 to 2017 as the change agenda across the bank from economic, legal and regulatory perspectives remains very full.

Credit impairment charges in the second half of the year are expected to remain low, subject to macro economic conditions, resulting in a full year charge of around £1 billion, although at these low levels there will be volatility from quarter to quarter.

RCR funded assets are expected to be down from £29 billion at its inception to around £15 to £18 billion at the end of 2014.  The overall cost (comprising impairments, disposal losses and running expenses) for RCR to achieve its goals was originally expected to be around £4.0 to £4.5 billion between 2014 and 2016. In light of the strong performance in the first half and the more favourable economic environment, these costs are now expected to total around £2.5 to £3.0 billion, of which c.£0.8 billion in 2014, although outcomes are subject to significant potential volatility.

The bank is making good progress towards achieving its target CET1 ratio of 11% by the end of 2015 and at least 12% by the end of 2016. However, ongoing conduct and regulatory investigations and litigation continue to present challenges and uncertainties and are expected to be a drag on capital generation over the coming quarters. The timing and amounts of any further settlements or redress remain uncertain and could be significant.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts and investors conference call
RBS will hold an audio Q&A session for analysts and investors on the preliminary interim results for the half year ended 30 June 2014. Details as follows:

Date:	Friday 25 July 2014
Time:	9.00 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Preliminary summary consolidated income statement

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013 (1)	2014	2014 (1)
	£m	£m	£m	£m

Net interest income	5,496	5,442	2,798	2,698
Non-interest income	4,482	5,166	2,127	2,355

Total income	9,978	10,608	4,925	5,053
Staff and non-staff expenses	(6,344)	(6,859)	(3,065)	(3,279)
Restructuring costs	(514)	(271)	(385)	(129)
Litigation and conduct costs	(250)	(620)	(250)	-
Operating expenses	(7,108)	(7,750)	(3,700)	(3,408)

Operating profit before impairment losses	2,870	2,858	1,225	1,645
Impairment (losses)/recoveries	(269)	(2,150)	93	(362)

Operating profit	2,601	708	1,318	1,283
Own credit adjustments	(51)	376	(190)	139
Gain on redemption of own debt	20	191	-	20
Strategic disposals (2)	191	-	-	191
Write down of goodwill	(130)	-	(130)	-
RFS Holdings minority interest	21	99	12	9

Profit before tax	2,652	1,374	1,010	1,642
Tax charge (3)	(733)	(678)	(371)	(362)

Profit from continuing operations	1,919	696	639	1,280
Profit from discontinued operations, net of tax	35	138	26	9

Profit for the period	1,954	834	665	1,289
Non-controlling interests	(42)	(117)	(23)	(19)
Other owners' dividends	(167)	(182)	(92)	(75)
Dividend access share dividend	(320)	-	(320)	-

Profit attributable to ordinary and B shareholders	1,425	535	230	1,195

Notes:

(1)
As set out in the Q2 Restatement Document dated 21 July 2014, comparative financial information has been restated to reflect: the changes to the RBS structure announced in February 2014, the allocation to reporting segments of a number of one-off and other items previously reported below the operating profit line; and revisions to the allocation of Central and Treasury costs to reflect the centralisation of services and functions and its internal reorganisation.  These restatements do not affect statutory income statement, balance sheet, other primary statements or regulatory capital measures.

(2)	The gain of £191 million resulted from the sale of the bank's remaining stake in Direct Line Insurance Group in Q1 2014.
(3)	The tax charge reflects profits in high tax jurisdictions including the US and includes a £76 million write-off of deferred tax assets in Q2 2014.

Preliminary summary consolidated balance sheet

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Cash and balances at central banks	69	70	83
Reverse repurchase agreements and stock borrowing	82	78	76
Loans and advances (net)	414	419	418
Debt securities and equity shares	121	130	122
Other assets (1)	50	49	41

Funded assets	736	746	740
Derivatives	275	278	288

Total assets	1,011	1,024	1,028

Repurchase agreements and stock lending	83	89	85
Deposits	440	437	450
Debt securities in issue	59	62	68
Short positions	39	38	28
Subordinated liabilities	25	24	24
Other liabilities (1)	34	38	28

Liabilities excluding derivatives	680	688	683
Derivatives	270	275	286

Total liabilities	950	963	969
Equity	61	61	59

Total liabilities and equity	1,011	1,024	1,028

Memo items
Tangible equity (2)	43	43	41
Tangible net asset value per ordinary and B share (3,4)	376p	376p	363p

Notes:

(1)	Includes disposal groups.
(2)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.
(3)	Tangible net asset value (TNAV) per ordinary and B share represents total tangible equity divided by the number of ordinary shares in issue and effect of convertible B shares.
(4)
Retained earnings and positive movements in available-for-sale financial assets were largely offset by currency translation losses, due to the strengthening of sterling, leaving TNAV flat compared with 31 March 2014.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
Net interest income	£m	£m	£m	£m

Net interest income (1)	5,468	5,435	2,784	2,684

Average interest-earning assets (1)	507,268	556,294	502,347	512,244

Net interest margin
- RBS	2.17%	1.97%	2.22%	2.12%
- Personal & Business Banking	3.39%	3.15%	3.40%	3.37%
- Commercial & Private Banking	2.90%	2.69%	2.91%	2.89%
- Citizens Financial Group	2.94%	2.90%	2.93%	2.94%

Note:

(1)
Net interest income for the half year ended 30 June 2014 was decreased by £28 million (H1 2013 - £38 million; Q2 2014 - £14 million; Q1 2014 - £14 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss and increased by nil (H1 2013 - £31 million, Q2 2014 - nil; Q1 2014 - nil) in respect of non-recurring adjustments. Average interest-earning assets have also been adjusted.

Key points

H1 2014 compared with H1 2013

•	Net interest income improved by 1% to £5,468 million. The increase was consistent across all businesses, with notable improvements in PBB (£97 million, 4%) and CPB (£90 million, 7%).

•
Net interest margin (NIM) increased by 20 basis points to 2.17%, driven by deposit repricing initiatives across a number of businesses. The benefit of reduced funding costs outweighed lower yields on assets.

Q2 2014 compared with Q1 2014

•	Net interest income improved by 4% to £2,784 million principally driven by improved margins and an additional day in the quarter.

•	NIM increased by 10 basis points to 2.22%, driven by lower funding costs, reflecting repricing initiatives across a number of businesses, RCR run-down and a small number of one-off recoveries.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
Non-interest income	£m	£m	£m	£m

Net fees and commissions	2,118	2,248	1,063	1,055
Income from trading activities	1,482	1,890	626	856
Other operating income	882	1,028	438	444

Total non-interest income	4,482	5,166	2,127	2,355

Key points

H1 2014 compared with H1 2013

•	Non-interest income declined by £684 million or 13%, principally reflecting a 22% reduction in income from trading activities, in line with CIB's smaller balance sheet and reduced risk profile.

•	A net gain of £170 million ($283 million) was recorded on Citizens' sale of its Illinois branch network.

•	Gains on the disposal of available-for-sale securities in Treasury were down £245 million to £215 million for H1 2014 (Q2 2014 - £15 million; Q1 2014 - £200 million).

Q2 2014 compared with Q1 2014

•
Non-interest income declined by £228 million or 10%, principally reflecting the seasonality of CIB income and lower disposal income in RCR. This was partly offset by the net gain on sale from Citizens' branch sale.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
Operating expenses	£m	£m	£m	£m

Staff expenses	3,340	3,585	1,693	1,647
Premises and equipment	1,079	1,079	485	594
Other	1,292	1,479	605	687
Restructuring costs	514	271	385	129
Litigation and conduct costs	250	620	250	-

Administrative expenses	6,475	7,034	3,418	3,057
Depreciation and amortisation	551	716	282	269
Write-down of other intangible assets	82	-	-	82

Operating expenses	7,108	7,750	3,700	3,408

Memo item
Adjusted operating expenses (1)	6,344	6,859	3,065	3,279

Performance ratios
Staff costs as a % of total income	33%	34%	34%	33%
Cost:income ratio	71%	73%	75%	67%
Cost:income ratio - adjusted (1)	64%	65%	62%	65%

Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

Key points

H1 2014 compared with H1 2013

•
Operating expenses were £642 million, 8%, lower. Adjusted operating expenses decreased by £515 million or 8% to £6,344 million. Much of the decrease was achieved in CIB through headcount reductions and tight control of discretionary expenditure. Overall operating expense trends are starting to show the benefits of the reshaping of the bank's cost base.

•
Litigation and conducts costs totalled £250 million, with an additional provision of £150 million for Payment Protection Insurance redress recorded in UK PBB and a further £100 million relating to interest rate hedging product redress booked within Commercial Banking and CIB.

•	Restructuring costs increased by £243 million to £514 million, including significant charges in relation to Williams & Glyn and to the restructuring of the property portfolio.

Q2 2014 compared with Q1 2014

•
Operating expenses were up £292 million, 9% reflecting higher restructuring and litigation and conduct costs. Adjusted operating expenses decreased by £214 million or 7%. This was principally driven by lower staff costs in CIB, operational cost saving initiatives in CPB and lower costs in PBB. This was only partly offset by higher staff costs in RCR.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
Impairment losses/(recoveries)	£m	£m	£m	£m

Loans	271	2,161	(89)	360
Securities	(2)	(11)	(4)	2

Total impairment losses	269	2,150	(93)	362

Loan impairment losses
- individually assessed	113	1,472	(42)	155
- collectively assessed	348	734	221	127
- latent	(180)	(36)	(258)	78

Customer loans	281	2,170	(79)	360
Bank loans	(10)	(9)	(10)	-

Loan impairment losses/(recoveries)	271	2,161	(89)	360

RBS excluding RCR/Non-Core	290	1,258	36	254
RCR	(19)	n/a	(125)	106
Non-Core	n/a	903	n/a	n/a

RBS	271	2,161	(89)	360

Customer loan impairment charge as a % of
gross loans and advances (1)
RBS excluding RCR/Non-Core	0.2%	0.6%	-	0.3%
RCR	(0.1%)	n/a	(1.7%)	1.2%
Non-Core	n/a	3.9%	n/a	n/a

	30 June	31 March	31 December
	2014	2014	2013

Loan impairment provisions	£22.4bn	£24.2bn	£25.2bn
Risk elements in lending (REIL)	£34.1bn	£37.4bn	£39.4bn
Provision coverage (2)	66%	65%	64%

Notes:

(1)	Excludes reverse repurchase agreements and includes disposals groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

H1 2014 compared with H1 2013

•
Loan impairment losses declined sharply by £1,890 million or 87%, including £180 million of releases of latent provisions (H1 2013 - £36 million). Asset quality continued to improve in the UK and Ireland.

•	Loan impairments in RCR amounted to a net recovery of £19 million.

•	Provision coverage strengthened to 66% compared with 64% at the end of 2013. REIL were £5.3 billion lower and represented 8.3% of gross customer loans, compared with 9.4% at the end of 2013.

Q2 2014 compared with Q1 2014

•	A net recovery of £89 million was recorded in Q2 2014, compared with losses of £360 million in Q1 2014.

•
Improvement in loan impairment losses was driven by the release of latent provisions in CPB and CIB and by a strong credit performance in RCR (a net recovery of £125 million compared with losses of £106 million in Q1 2014).

•	REIL fell by £3.3 billion. As a percentage of gross loans to customers, REIL declined to 8.3% from 9.0% at 31 March 2014.

Analysis of results

	30 June	31 March	31 December
Balance sheet	2014	2014	2013

Funded balance sheet (1)	£736bn	£746bn	£740bn
Total assets	£1,011bn	£1,024bn	£1,028bn
Net loans and advances to customers (2)	£387bn	£392bn	£393bn
Customer deposits (3)	£401bn	£404bn	£418bn
Loan:deposit ratio - RBS excluding RCR/Non-Core (4)	93%	93%	89%
Loan:deposit ratio - RBS (4)	96%	97%	94%

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excludes reverse repurchase agreements and stock borrowing, and includes disposal groups.
(3)	Excludes repurchase agreements and stock lending, and includes disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratio for the Bank at 30 June 2014 was 96% (31 March 2014 - 97%; 31 December 2013 - 94%).

Key points

30 June 2014 compared with 31 March 2014

•	Funded assets decreased by £10 billion to £736 billion principally attributable to lower debt securities in CIB coupled with RCR run-down.

•
Net loans and advances to customers decreased by £5 billion to £387 billion principally driven by RCR run-down and disposals, the impact of stronger sterling on dollar denominated loans, partly offset by good mortgage balance growth in UK PBB.

•
Customer deposits decreased by £3 billion driven by lower balances in Citizens adversely impacted by foreign exchange movements, deposit repricing in Private Banking and lower balances in CIB. This was partly offset by increased deposit balances in UK PBB.

30 June 2014 compared with 31 December 2013

•	Funded assets decreased by £4 billion to £736 billion principally driven by RCR run-down.

•	Net loans and advances to customers decreased by £6 billion principally driven by RCR run-down and the impact of currency movements.

•
Customer deposits fell by £17 billion reflecting a managed run down of surplus liquidity. The customer funding surplus decreased to £14 billion, while the loan:deposit ratio increased by 2 percentage points to 96%.

Analysis of results

Capital ratios

	End-point CRR basis (1)
	30 June	31 March	31 December
	2014	2014	2013 (2)
Risk asset ratios	%	%	%

CET1 (3)	10.1	9.4	8.6
Tier 1	10.1	9.4	8.6
Total	12.4	11.4	10.6
Total RWAs	£392bn	£414bn	£429bn

Notes:

(1)	Capital Requirements Regulation (CRR), as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014.
(2)	Estimated end-point CRR basis.
(3)	Common Equity Tier 1.

Key points

30 June 2014 compared with 31 March 2014

•
The CRR end-point CET 1 ratio improved to 10.1%(1) from 9.4%, principally driven by retained earnings and continuing reduction in RWAs and expected loss, after charging the initial DAS dividend of £320 million.

•	RWAs decreased by £22 billion principally reflecting the £12 billion fall in CIB driven by risk reductions and £5 billion of run-off and disposals in RCR.

30 June 2014 compared with 31 December 2013

•	The CRR end-point CET 1 ratio improved to 10.1%(1) from 8.6%, principally driven by retained earnings and continuing reduction in RWAs and expected loss.

•	RWAs decreased by £37 billion principally attributable to the risk reductions in CIB and run-off and disposals in RCR.

Note:

(1)
The CET1 ratio includes the benefit of the retained profit for the period. This is subject to approval by the PRA, which is expected to be obtained prior to the publication of the Interim Results on 1 August 2014.

Segment performance

RBS has changed its reporting segments as set out in the Restatement Document released on 21 July 2014. Key measures for each segment are shown in the tables below, with comparatives restated accordingly.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	£m	£m	£m	£m

Operating profit/(loss)(1) before impairment
losses by segment
UK Personal & Business Banking	1,142	944	544	598
Ulster Bank	112	122	56	56

Personal & Business Banking	1,254	1,066	600	654

Commercial Banking	666	695	305	361
Private Banking	145	95	71	74

Commercial & Private Banking	811	790	376	435

Corporate & Institutional Banking	269	26	(70)	339
Central items	79	550	73	6

	2,413	2,432	979	1,434
Citizens Financial Group	525	404	308	217
RCR	(68)	n/a	(62)	(6)
Non-Core	n/a	22	n/a	n/a

RBS operating profit(1) before impairment losses	2,870	2,858	1,225	1,645

Impairment losses/(recoveries) by segment
UK Personal & Business Banking	148	256	60	88
Ulster Bank	57	503	10	47

Personal & Business Banking	205	759	70	135

Commercial Banking	31	282	(9)	40
Private Banking	-	7	1	(1)

Commercial & Private Banking	31	289	(8)	39

Corporate & Institutional Banking	(39)	223	(45)	6
Central items	(12)	(3)	(13)	1

	185	1,268	4	181
Citizens Financial Group	104	51	31	73
RCR	(20)	n/a	(128)	108
Non-Core	n/a	831	n/a	n/a

RBS impairment losses	269	2,150	(93)	362

Operating profit/(loss)(1) by segment
UK Personal & Business Banking	994	688	484	510
Ulster Bank	55	(381)	46	9

Personal & Business Banking	1,049	307	530	519

Commercial Banking	635	413	314	321
Private Banking	145	88	70	75

Commercial & Private Banking	780	501	384	396

Corporate & Institutional Banking	308	(197)	(25)	333
Central items	91	553	86	5

	2,228	1,164	975	1,253
Citizens Financial Group	421	353	277	144
RCR	(48)	n/a	66	(114)
Non-Core	n/a	(809)	n/a	n/a

RBS operating profit(1)	2,601	708	1,318	1,283

Note:

(1)	Operating profit before own credit adjustments, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.

Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	£m	£m	£m	£m

Income statement
Net interest income	2,599	2,502	1,321	1,278

Net fees and commissions	703	693	338	365
Other non-interest income	72	78	51	21

Non-interest income	775	771	389	386

Total income	3,374	3,273	1,710	1,664

Direct expenses	(836)	(820)	(401)	(435)
Indirect expenses	(1,101)	(1,072)	(518)	(583)
Restructuring costs	(33)	(130)	(41)	8
Litigation and conduct costs	(150)	(185)	(150)	-

	(2,120)	(2,207)	(1,110)	(1,010)

Profit before impairment losses	1,254	1,066	600	654
Impairment losses	(205)	(759)	(70)	(135)

Operating profit	1,049	307	530	519

Memo items
Total expenses - adjusted (1)	(1,937)	(1,892)	(919)	(1,018)
Operating profit - adjusted (1)	1,232	622	721	511

Performance ratios
Cost:income ratio	63%	67%	65%	61%
Cost:income - adjusted (1)	57%	58%	54%	61%

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Capital and balance sheet
Funded assets	160.2	158.8	160.2
Net loans and advances to customers	148.8	148.7	150.8
Customer deposits	166.7	165.7	166.6
Risk-weighted assets (2)	74.7	77.2	81.9

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	£m	£m	£m	£m

Income statement
Net interest income	2,276	2,200	1,152	1,124

Net fees and commissions	637	624	304	333
Other non-interest income	49	5	43	6

Non-interest income	686	629	347	339

Total income	2,962	2,829	1,499	1,463

Direct expenses	(676)	(669)	(321)	(355)
Indirect expenses	(975)	(947)	(455)	(520)
Restructuring costs	(19)	(109)	(29)	10
Litigation and conduct costs	(150)	(160)	(150)	-

	(1,820)	(1,885)	(955)	(865)

Profit before impairment losses	1,142	944	544	598
Impairment losses	(148)	(256)	(60)	(88)

Operating profit	994	688	484	510

Memo items
Total expenses - adjusted (1)	(1,651)	(1,616)	(776)	(875)
Operating profit - adjusted (1)	1,163	957	663	500

Performance ratios
Cost:income ratio	61%	67%	64%	59%
Cost:income ratio - adjusted (1)	56%	57%	52%	60%

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Capital and balance sheet
Funded assets	133.6	132.8	132.2
Net loans and advances to customers	126.4	125.5	124.8
Customer deposits	146.0	144.6	144.9
Risk-weighted assets (2)	47.0	48.5	51.2

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Ulster Bank

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	£m	£m	£m	£m

Income statement
Net interest income	323	302	169	154

Net fees and commissions	66	69	34	32
Other non-interest income	23	73	8	15

Non-interest income	89	142	42	47

Total income	412	444	211	201

Direct expenses	(160)	(151)	(80)	(80)
Indirect expenses	(126)	(125)	(63)	(63)
Restructuring costs	(14)	(21)	(12)	(2)
Litigation and conduct costs	-	(25)	-	-

	(300)	(322)	(155)	(145)

Profit before impairment losses	112	122	56	56
Impairment losses	(57)	(503)	(10)	(47)

Operating profit	55	(381)	46	9

Memo items
Total expenses - adjusted (1)	(286)	(276)	(143)	(143)
Operating profit - adjusted (1)	69	(335)	58	11

Performance ratios
Cost:income ratio	73%	73%	73%	72%
Cost:income ratio - adjusted (1)	69%	62%	68%	71%

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Capital and balance sheet
Funded assets	26.6	26.0	28.0
Net loans and advances to customers	22.4	23.2	26.0
Customer deposits	20.7	21.1	21.7
Risk-weighted assets (2)	27.7	28.7	30.7

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Commercial & Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	£m	£m	£m	£m

Income statement
Net interest income	1,343	1,253	685	658

Net fees and commissions	620	657	311	309
Other non-interest income	150	170	74	76

Non-interest income	770	827	385	385

Total income	2,113	2,080	1,070	1,043

Direct expenses	(581)	(602)	(287)	(294)
Indirect expenses	(606)	(629)	(293)	(313)
Restructuring costs	(65)	(34)	(64)	(1)
Litigation and conduct costs	(50)	(25)	(50)	-

	(1,302)	(1,290)	(694)	(608)

Profit before impairment losses	811	790	376	435
Impairment (losses)/recoveries	(31)	(289)	8	(39)

Operating profit	780	501	384	396

Memo items
Total expenses - adjusted (1)	(1,187)	(1,231)	(580)	(607)
Operating profit - adjusted (1)	895	560	498	397

Performance ratios
Cost:income ratio	62%	62%	65%	58%
Cost:income ratio - adjusted (1)	56%	59%	54%	58%

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Capital and balance sheet
Funded assets	109.4	110.7	108.9
Net loans and advances to customers	100.4	101.6	100.2
Customer deposits (excluding repos)	123.9	124.2	127.9
Risk-weighted assets (2)	74.8	75.5	77.8

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	£m	£m	£m	£m

Income statement
Net interest income	999	936	511	488

Net fees and commissions	448	477	227	221
Other non-interest income	121	136	60	61

Non-interest income	569	613	287	282

Total income	1,568	1,549	798	770

Direct expenses	(389)	(399)	(193)	(196)
Indirect expenses	(401)	(401)	(189)	(212)
Restructuring costs	(62)	(29)	(61)	(1)
Litigation and conduct costs	(50)	(25)	(50)	-

	(902)	(854)	(493)	(409)

Profit before impairment losses	666	695	305	361
Impairment (losses)/recoveries	(31)	(282)	9	(40)

Operating profit	635	413	314	321

Memo items
Total expenses- adjusted (1)	(790)	(800)	(382)	(408)
Operating profit - adjusted (1)	747	467	425	322

Performance ratios
Cost:income ratio	58%	55%	62%	53%
Cost:income ratio - adjusted (1)	50%	52%	48%	53%

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Capital and balance sheet
Funded assets	88.6	89.6	87.9
Net loans and advances to customers	83.9	84.9	83.5
Customer deposits (excluding repos)	88.0	87.6	90.7
Risk-weighted assets (2)	63.0	63.5	65.8

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	£m	£m	£m	£m

Income statement
Net interest income	344	317	174	170

Net fees and commissions	172	180	84	88
Other non-interest income	29	34	14	15

Non-interest income	201	214	98	103

Total income	545	531	272	273

Direct expenses	(192)	(203)	(94)	(98)
Indirect expenses	(205)	(228)	(104)	(101)
Restructuring costs	(3)	(5)	(3)	-

	(400)	(436)	(201)	(199)

Profit before impairment losses	145	95	71	74
Impairment (losses)/recoveries	-	(7)	(1)	1

Operating profit	145	88	70	75

Memo items
Total expenses - adjusted (1)	(397)	(431)	(198)	(199)
Operating profit - adjusted (1)	148	93	73	75

Performance ratios
Cost:income ratio	73%	82%	74%	73%
Cost:income ratio - adjusted (1)	73%	81%	73%	73%

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Capital and balance sheet
Funded assets	20.8	21.1	21.0
Net loans and advances to customers	16.5	16.7	16.7
Customer deposits (excluding repos)	35.9	36.6	37.2
Risk-weighted assets (2)	11.8	12.0	12.0

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Corporate & Institutional Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	£m	£m	£m	£m

Income statement
Net interest income from banking activities	365	314	186	179

Net fees and commissions	490	556	247	243
Income from trading activities	1,482	1,753	597	885
Other operating income	90	85	46	44

Non-interest income	2,062	2,394	890	1,172

Total income	2,427	2,708	1,076	1,351

Direct expenses	(748)	(864)	(363)	(385)
Indirect expenses	(1,169)	(1,325)	(581)	(588)
Restructuring costs	(191)	(83)	(152)	(39)
Litigation and conduct costs	(50)	(410)	(50)	-

	(2,158)	(2,682)	(1,146)	(1,012)

Profit/(loss) before impairment losses	269	26	(70)	339
Impairment recoveries/(losses)	39	(223)	45	(6)

Operating profit/(loss)	308	(197)	(25)	333

Memo items
Total expenses - adjusted (1)	(1,917)	(2,189)	(944)	(973)
Operating profit - adjusted (1)	549	296	177	372

Performance ratios
Cost:income ratio	89%	99%	107%	75%
Cost:income ratio - adjusted (1)	79%	81%	88%	72%

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Capital and balance sheet
Funded assets	278.7	286.6	268.6
Net loans and advances to customers	69.0	70.5	68.2
Customer deposits (excluding repos)	55.5	57.1	64.8
Risk-weighted assets (2)	127.8	140.2	120.4

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. On a fully loaded Basel 3 basis risk-weighted assets at 1 January 2014 were £147.1 billion.

Citizens Financial Group

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	£m	£m	£m	£m

Income statement
Net interest income	987	939	499	488

Net fees and commissions	350	382	181	169
Other non-interest income	270	188	210	60

Non-interest income	620	570	391	229

Total income	1,607	1,509	890	717

Direct expenses	(1,013)	(1,054)	(513)	(500)
Indirect expenses	-	(48)	-	-
Restructuring costs	(69)	(3)	(69)	-

	(1,082)	(1,105)	(582)	(500)

Profit before impairment losses	525	404	308	217
Impairment losses	(104)	(51)	(31)	(73)

Operating profit	421	353	277	144

Memo items
Total expenses - adjusted (1)	(1,013)	(1,102)	(513)	(500)
Operating profit - adjusted (1)	490	356	346	144

Performance ratios
Cost:income ratio	67%	73%	65%	70%
Cost:income ratio - adjusted (1)	63%	73%	58%	70%

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Capital and balance sheet
Funded assets	75.7	75.7	71.3
Net loans and advances to customers	51.7	52.7	50.3
Customer deposits (excluding repos)	52.9	54.9	55.1
Risk-weighted assets (2)	60.7	61.3	56.1

Notes:

(1)	Excluding restructuring costs.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

RBS Capital Resolution

	Half year
	ended	Quarter ended
	30 June	30 June	31 March
	2014	2014	2014
	£m	£m	£m

Income statement
Net interest income/(expense)	11	16	(5)

Net fees and commissions	31	17	14
Income from trading activities	(53)	(69)	16
Other operating income	119	71	48

Non-interest income	97	19	78

Total income	108	35	73

Direct expenses	(121)	(65)	(56)
Indirect expenses	(55)	(32)	(23)

	(176)	(97)	(79)

Loss before impairment losses	(68)	(62)	(6)
Impairment recoveries/(losses)	20	128	(108)

Operating (loss)/profit	(48)	66	(114)

	30 June	31 March
	2014	2014
	£bn	£bn

Capital and balance sheet
Funded assets	20.9	24.3
Net loans and advances to customers	15.6	18.3
Risk-weighted assets (1)	35.1	40.5

Note:

(1)	On a fully loaded Basel 3 basis risk-weighted assets at 1 January 2014 were £46.7 billion.

Non-Core

Half year ended
30 June 2013
£m

Income statement
Net interest income	2
Non-interest income	364

Total income	366

Direct expenses	(213)
Indirect expenses	(108)
Restructuring costs	(23)

(344)

Profit before impairment losses	22
Impairment losses	(831)

Operating loss	(809)

31 December
2013
£bn

Capital and balance sheet
Funded assets	28.0
Net loans and advances to customers	22.9
Customer deposits (excluding repos)	2.2
Risk-weighted assets (1)	29.2

Note:

(1)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Exhibit No. 7

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE~~ BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/~~dealings~~ are being disclosed:	The Royal Bank of Scotland Group Plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of ~~offeror~~/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Balfour Beatty Plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/~~dealing undertaken~~:	25/07/2014
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary NPV shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	8,081,803	1.17	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	8,081,803	1.17	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(a) Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a) Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(a) Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)         Options transactions in respect of existing securities

(a) Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(a) Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(a) Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	28 July 2014
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Exhibit No. 8

FORM 8.3

PUBLIC ~~OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose ~~positions~~/dealings are being disclosed:	The Royal Bank of Scotland Group Plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of ~~offeror~~/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Balfour Beatty Plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date ~~position held~~/dealing undertaken:	28/07/2014
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary NPV shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	8,062,153	1.17	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	8,062,153	1.17	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(a) Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a) Purchases and sales

Class of relevant security	~~Purchase~~/sale	Number of securities	Price per unit
Ordinary 0.50	Sale Purchase	20,000 350	2.5223 2.522

(a) Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

   (c)            Options transactions in respect of existing securities

(a) Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(a) Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(a) Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	29 July 2014
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Exhibit No. 9

FORM 8.3

PUBLIC ~~OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose ~~positions~~/dealings are being disclosed:	The Royal Bank of Scotland Group Plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of ~~offeror~~/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Balfour Beatty Plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date ~~position held~~/dealing undertaken:	29/07/2014
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary NPV shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	7,905,754	1.15	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	7,905,754	1.15	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(a) Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a) Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 0.50	Sale Sale Sale Purchase Purchase	121,636 36,215 3,594 5,000 46	2.5162 2.5181 2.515 2.5182 2.516

(a) Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)       Options transactions in respect of existing securities

(a) Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(a) Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(a) Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	30 July 2014
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary